Favrille, Inc
John P. Longenecker, Ph.D.
President and Chief Executive Officer
10445 Pacific Center Court
San Diego, CA  92121

January 9, 2007

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Mark Brunhofer, Senior Staff Accountant

Re:                             Favrille, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 and
Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 000-51134

Dear Mr. Brunhofer:

We acknowledge receipt of your comment letter dated December 22, 2006 with regard to the above-referenced matter.  Due to the receipt of the letter occurring during personnel holiday vacations, in order to provide a full and complete response we will require additional time than the ten-day timeframe provided.  Accordingly we respectfully request an extension and expect to file a response by January 23, 2007.

Sincerely,

/s/ John P. Longenecker

John P. Longenecker, Favrille, Inc.
President and Chief Executive Officer

cc:                                 Jim B. Rosenberg, Senior Assistant Chief Accountant
Tamara Seymour, Favrille, Inc.